SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

RESULTS PRESENTATION 2018



Eletrobras

Disclaimer

This presentation may contain **estimates and projections** that **are not statements of past events,** but reflect **beliefs and expectations of our administration** and may constitute estimates and projections about **future events** pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believe", "may", "estimate", "continue","anticipates," "intends," "hopes," and the like aims to identify **estimates that necessarily involve risks and uncertainties, known or unknown.**

Risks and uncertainties known include, but are not limited to: **economic, regulatory, political and commercial conditions** general in Brazil and abroad, **changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by the consumer, competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments related to our receivables, changes in the levels rain and water** in the reservoirs used to operate our hydroelectric dams, our **financing plans and capital investment, government regulations** and other risks described in our annual report and other documents registered in .

Estimates and projections refer only to the date on which they were expressed and we do not assume **any obligation to update any of these estimates or projections** due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and **the investor should not rely solely on the information contained herein.**

This material contains **calculations that may not reflect accurate results due to rounding.**

2018 HIGHLIGHTS

6 privatized **Distribution companies**, **5** already transferred.
R$ 2,967 million in 2018
Impairment reversion:
R$ 7.2 billion of impairment reversion and onerous contracts with the redefinition of the Reference Price of the **Angra 3 Nuclear Plant** and the implementation period in **2026.**

Startup	Total Installed Capacity
UTE Mauá 3	**590 MW**
UHE São Manoel	**700 MW**

26 SPEs sold for **R$ 1.3 billion.**

R$ 1 billion/year for the Company with the recognition of **GAG improvement** (Cost of Management of Generation Assets).

Agreement with **Eletropaulo** in the amount of **R$ 1.1 bil.**

156% improvement in the company's **Ebitda** in **2018**, as a result of a cost reduction program and privatization of the Distribution companies.


UTE Mauá 3 – Eletrobras Amazonas GT

2018 HIGHLIGHTS

End of **DoJ** investigation without sanctions

Class actions agreement **US$ 14.75 million**

$ 2.5 million agreement with the SEC

R$ 161.8 million reimbursement after a leniency agreement with the Ministry of Transparency, CGU and Odebrecht (Operation Lava Jato)

ADOPTION IFRS 9 and 15 in the transmission infrastructure, with a positive effect of **R$ 2.8 billion in PL**



Casa de Força UHE Tucuruí
Eletrobras Eletronorte

OUR BUSINESS EVOLUTION



Spillway – Itaipu Binacional



GENERATION

In 2018,

+ 1,667 MW = 49,801 MW

30.5% of the country

Highlights
TPP Mauá
HPP Belo Monte
HPP São Manoel

8,990 MW

Eletronuclear + Itaipu
5.5% of the country



Eletrobras
163,441 MW
total of the country

	ACR		ACL		O&M		MCP + Renegotiation	
	Revenue	MWmed	Revenue	MWmed	Revenue	MWmed	Revenue	MWmed
2017	4.6	2,281	6.5	4,653	2.3	7,620	0,8	N.A.
2018	4.5	2,001	6.9	4,715	2.8	7,380	1,7	N.A.
%	-2.10%	-12.30%	+6.40%	+1.30%	+23.20%	-3.20%	+107,40%	

BRASIL INTERCONNECTION

The biggest transmission company of América Latina

2018



Existente
Futuro
LTs Empresas Eletrobras
LTs Empresas Eletrobras com parceria
LTs Outras Empresas

71,068 km
from the total of
Transmission lines

47.3%
≥ 230 kV

In 2018,
- 616 km

+ 189 km energizing	- 340 km SPE Intesa transfer	- 504 km sold by Eletronorte to CEA

R$ 103 million/year
Allowed Annual Revenue – total AAR (RAP)
aggregation in Eletrobras Companies in **2018**

LT 230 kV
Furnas: + 97 km
Chesf: + 22 km
SPES Furnas and Eletrosul: + 70 km

FINANCIAL HIGHLIGHTS

(R$ MILLION)

GROSS REVENUE

	4Q18	2018
	R$ 7.570	R$ 30.080
	-18%	-11%
	4Q17	2017
	R$ 9.206	R$ 33.711

EBITDA

	4Q18	2018
	R$ 13.392	R$ 19.990
	+949%	+158%
	4Q17	2017
	- R$ 1.554	R$ 7.743

NET PROFIT

	4Q18	2018
	R$ 12.073	R$ 13.348
	+402%	+863%
	4Q17	2017
	- R$ 3.398	- R$ 1.726

DISTRIBUTION COMPANIES HIGHLIGHTS



Eletrobras
Distribuição Roraima
Eletrobras
Distribuição Piauí
Eletrobras
Distribuição Amazonas
Eletrobras
Distribuição Alagoas
Eletrobras
Distribuição Acre
Eletrobras
Distribuição Rondônia

PRIVATIZATIONS

- ✓ Ceal
- ✓ Cepisa

▶ Equatorial

- ✓ Ceron
- ✓ Eletroacre

▶ Energisa

- ✓ Boa Vista
- Amazonas D transfer in 2Q19 (forecast)

▶ Consórcio Oliveira Energia

PRIVATIZATION RESULTS

Transfer of distributors in 2019

Distributor	Sales Contract	Accounting Effect	Reversal of negative PL
Ceal	03/18/2019	1Q19	**R$ 1 billion**
Amazonas D	april/2019 (prediction)	2Q19	**R$ 4 billion**
			after the capitalization to be made by Eletrobras, before the sale

Eletrobras Distribution business was classified as discontinued operations.

* It considers only the distributors Cepisa, Ceron, Eletroacre and Boa Vista transferred until 12.31.2018. The effects of the assumption of debt / credit and reversion of PL of Amazonas and Ceal for accounting purposes will only occur in 2019.

SALE EFFECTS

Auction of 6 Distributors of Eletrobras, which presented a loss of R$ 4,179 million in 2017 and a loss of R$ 1,879 million in 2018.

Employees Reduction	
Boa Vista, Cepisa, Ceron and **Eletroacre** 4 DisCos already transferred	- 3,688
Amazonas D and **Ceal** DisCos to be transferred in 2019 (ongoing)	- 2,958
Total	**- 6,636** employees

R $ 3.2 billion *
CCC receivables

R$ 2.4 billion *
Receivables receivable

about
R$ 739 million *
Reversal of labor contingencies

R$ 14,205 million Assumption of Petrobras Debt / BR

REGULATORY, OPERATING AND GOVERNANCE HIGHLIGHTS

REGULATION

R$ 517 million accounting for GAG Improvement, referring to 6 months

R$ 3 billion approval by Aneel of credits CCC / Inefficiency of the Amazon D

ANGRA 3

R$ 7,2 billion reversal of impairment and onerous contracts

GOVERNANCE

Inclusion in ISE 2019

IG-SEST Maximum Score

Audit Committee and Statutory Risks

Independent members in CAs

COMPULSORY LOAN

STJ trial in progress remunerative interest appraisal

FINANCIAL PERFORMANCED 2018



Eletrobras

CONSOLIDATED RESULTS – **2018** (R$ Milllion)

	2017	2018	Variation	
ROL	**29.441**	**24.976**	**-15%**	
(-) PMSO	-10.285	-9.108	-11%	➡ Implementation of Shutdown Plans - PAE / PDC
(-) Operational costs and expenses	-10.984	-7.239	-34%	➡ **Energy purchased for resale - effects of IFRS 15 in accounting for Proinfa**
(-) Operating Provisions	-4.515	-2.592	-43%	
(-) *Impairment* and Onerous Contract	-130	7.900	-6.156%	➡ **Reversal of impairment and an onerous contract of Angra 3 of R$ 7.2 billion**
Shareholdings	2.692	4.352	62%	➡ **Reversal of negative equity of Distributors**
Ebitda	**7.743**	**19.990**	**158%**	
Recurring Ebitda	**6.705**	**8.456**	**23%**	
Financial Result	-1.736	-578	67%	➡ Agreement Eletropaulo R$ 1 billion and Leniência of R$ 162 million
Result of Discontinued Operations	-4.179	-1.879	55%	➡ **Result of 6 distributors sold**
Net Income	**-1.726**	**13.348**	**873%**	
Net Recurring Result (with RBSE)	**3.230**	**5.073**	**57%**	

CONSOLIDATED RESULTS – 2018 (R$ MILLION)

	4Q17	4Q18	Variation	
ROL	**7.993**	**6.166**	**-23%**	**➡ IFRS 16 - Change in accounting criteria of Proinfa**
(-) PMSO	-2.948	-2.582	-12%	
(-) Operating Costs and Expenses	-3.269	-1.778	-46%	
(-) Operational Provisions	-2.206	-44	-98%	**➡ Reversal of Compulsory Loan of R $ 468 million**
(-) *Impairment and Onerous Contract*	-1.663	7.732	-565%	**➡ Reversal of impairment and an onerous contract of Angra 3 of R $ 7.2 billion**
Shareholdings	150	3.465	2.212%	**➡ Reversal of negative equity of Distributors**
Ebitda	**-1.554**	**13.392**	**-962%**	
Financial Result	-605	-537	11%	
Result of Discontinued Operations	-1.630	123	108%	**➡ Result of 6 distributors sold**
Net Income	**-3.998**	**12.073**	**402%**	

GROSS REVENUE2018



-11% (R$ 3,632 million)
+4% R$ 906 million
33,711
8.095
25,617
449
+3%
492
+22%
764
+23%
244
-27%
382
172
-17%
26,523
3,556
30,080
Gross Revenue IFRS / 2017
RBSE and PROINFA
Gross Revenue Managerial 2017
Generation – Regim Exploration
Generation – Regim O&M
Transmission - Revenue from Operation and Maintenance
Transmission - Revenue from Construction
Rate of Return updates
Others Revenue
Gross Revenue Managerial 2018
RBSE
Gross Revenue IFRS / 2018

GENERATION

Regime de Exploração

Generation surplus of UTE Mauá 3 sold to PLD; market variations (PLD, GSF, Portfolio of contracts, etc.), especially Chesf.
Update of the fixed revenue of Angra I and II for 2018.
O & M Renovated Plants - GAG Improvement of R $ 517 million.

TRANSMISSION

Impact of IFRS 9 (RBSE) and 15 (Other Revenues)

OTHER REVENUES

Reduction with rent / services of LTs for communication)

For comparison purposes, the cost of purchasing power for resale of Proinfa is treated as non - recurring, since in 4Q18 it was reduced from Proifa - IFRS 15 revenue.

OPERATIONAL COSTS
(R$ MILLION)

Consolidated	2017	2018	%	4Q17	4Q18	%
Costs IFRS	9,460	5,537	-41%	2,880	1,345	-53%
Costs Managerial	6,288	5,338	-14%	1,728	1,345	-22%



R$ 3,172 million
Proinfa
3,172
970
1,372
2,984
962
2017
99
1,310
1,383
1,560
1,185
2018
+35%
+1%
-48%
+23%
R$ 1,151 million
Proinfa
1,151
348
314
839
226
4Q17
477
271
211
385
4Q18
+37%
-14%
-75%
+70%
Non Recurring Items
Construction
Charges on use of the Electrical Network
Energy purchased for resale
Fuel

For comparative purposes, the cost of purchasing power for resale of Proinfa is treated as non-recurring, since in 4Q18 it was reduced from Proinfa-IFRS 15 revenue.

VARIATION NO 4Q18

Energy Purchased for / Resale Reduction:
PIE leasing accounting for the Amazonas GT, due to de-verticalization in Dec / 18;

Eletronorte: reduction of R $ 170 million due to the variation in PLD of 70%

Fuel

- **Increase:** start-up of UTE Mauá 3 and higher gas consumption- R $ 80 million..
- **Construction Cost:** Highest level of investment made in 2018.

PERSONAL, MATERIAL, SERVICES AND OTHERS
(R$ MILLION)

Consolidated	2017	2018	%	4Q17	4Q18	%
PMSO IFRS	10,285	9,108	-11.4%	2,948	2,582	-12,8%
PMSO Managerial	9,362	8,684	-7.2%	2,863	2,497	-12,4%


NR
O
S
M
P
924
1,376
1,997
264
5,725
-5%
+5%
-1%
-12%
424
1,304
2,103
262
5,015
85
396
677
78
1,712
-1%
-4%
+7%
-20%
86
390
653
83
1,371
2017
2018
4Q17
4Q18
Personnel without PAE

NR **2018** : PDC of R $ 370 million and Research indep R$ 54 million
2017: PAE of R $ 853 million and Independent Research: R$ 71 million

O (-) **Furnas e Chesf:** greater recovery of expenses by R$ 6 million
(-) **Eletrosul:** change in participation in SPES (Livramento, Chuí and Santa Vitoria do Palmar

S (-) **Eletronuclear** in R$ 20 million
(-) **Amazonas GT** in R$ 9 million
(-) **CGTEE** in R$ 9 million (Overhaul).
(+) **Furnas** in R$ 7 million.

M (+) **Eletronuclear** in R$ 9 million for nuclear fuel exchange
(+) **Furnas** (R$ 9 million)

P (+) Readjustment of 1.7% by the Collective Agreement
(-) PDC, less 905 employees and savings of R$ 66 million in 2018
(-) reduction of total costs by R$ 157 million in Furnas, Eletronorte and Chesf

Valores Proforma: desconsidera-se itens não recorrentes.

OPERATIONAL PROVISIONS

R$ million	2017	2018	%
Garanties	-18	-38	105%
Contingencies	-1,381	-500	-64%
Compulsory Loan Contingencies	-2,337	-1,319	-44%
PCLD - Consumers and Resellers	-155	-160	3%
PCLD - Financing and Loans	-11	81	-869%
Onerous Contracts	594	1,354	128%
Provision (Reversal) for Losses in Investments	336	340	1%
Provision for losses on classified investments as kept for sale	0	-554	-
Impairment	-725	6,546	-1003%
ANEEL Provision- CCC	-518	1,184	-329%
TFRH	1	2	-2146%
Others	-430	-439	2%
Total	**-4,646**	**5,308**	**-214%**

Reversal of R$ 739 million (distributors sold)

Being R$ 1,319 of net constitution in the year

Angra 3 Reversal of R$ 1,389 million

Reversal of Angra 3 of R$ 5,854 million

Provision of CCC credits assigned by Ceron due to the current position of Aneel

Reversal of Operating Provisions

COMPULSORY LOAN CONTINGENCY
(R$ million)

Impact Operational Provision (1)	2017	2018	%
Constitution	3,527	2,670	-32%
(-) Reversal	1,189	1,351	12%
Contingency Result	**2,337**	**1,319**	**-77%**

Impact Financial Result (2)	2017	2018	%
Passive Monetary Update	949	884	-7%

Impact Consolidated Result (1 + 2)	2017	2018	%
Compulsory Loan	3,286	2,203	-33%

Provision	2017	2018	%
Total Balance	16,596	17,942	8.1%

Reversal of R $ 468 million
alteration of the order of discharge of the components of the provision, first of all paying interest remuneration received up to the conversion meeting. ("Payment Allocation")

R$ 960 million
disbursement for payment of **Compulsory Loan** convictions

STJ judgment suspended
It is not a judgment of a repetitive appeal, and therefore, in principle, any unfavorable outcome should not have a general repercussion effect and it will be resources.

EBITDA 2018 (BRL Million)


Highlights:
• RBSE: R$ -4,467 million
• Contingencies: R$ 3,719 million
• Sale of CELG D: R$ 1,525 million
• onerous contracts : R$ -594 milion
• Impairment: R$ 725 million
• TRFH R$ -518 million
+156% R$ 12,050 million
+23% R$ 1,545 million
RBSE: R$ -3,227 million
Contingencies: R$ 1,820 million
Onerous Contracts: R$ -1,354 million
Impairment: R$ -6,546 million
Ganho Vendas Dist: R$ -2,967 million
TFRH: R$ -1,184 million
Aneel CCC Provision: R$ 1,187 million
PAE/PDC: R$370 mi
7,743
1,037
6,705
54
-3%
217
+19%
850
-23%
678
-8%
59
8,456
11,534
10,990
EBITDA CVM 2017
NOT RECURRING ITEMS
EBITDA Pro Forma 2017
NET OPERATING REVENUE PRO FORMA
SHAREHOLDINGS PRO FORMA
OPERACIONAL COSTS
PMSO Pro Forma
OPERACIONAL PROVISIONS
EBITDA Pro Forma 2018
NOT RECURRING ITEMS
EBITDA CVM 2018

Net operating revenue Managerial:

- Charges with PIS, COFINS and ISS, CDE, P&D that directly affect the billing.

- **Shareholdings Managerial:**
- Results of Equity Equity SPEs, with emphasis on Norte Energia.

Operacional Costs Managerial:

- **Amazonas GT:** accounting for leasing of PIEs due to unbundling in December 2018;
- **Eletronorte**: a reduction of R $ 170 million due to the variation in PLD.

Personnel, Material and Services (PMSO) Pro Forma:

- Cost reduction policy with a total reduction of R$ 157 million in Furnas, Eletronorte, Furnas and Chesf

Operacional Provisions Pro Forma:

- reduction. Financing and loans, with a reversal of R $ 81 million in 2018..

FINANCIAL RESULTS 2018 (R$ MILLION)

	2017	2018	%
Financial Results	**5,397**	**9,127**	**69%**
Interest income and financial investments	2,699	3,329	23%
Positive exchange rate variation	931	4,151	346%
Others Financial results	1,767	1,647	-7%
Financial Expenses	**-7,133**	**-9,705**	**36%**
Debt Charges	-3,450	-2,681	-22%
Negative exchange rate variation	-1,065	-4,364	310%
Other Financial Expenses	-2,619	-2,660	2%
Financial Results	**-1,736**	**-578**	**67%**

Natural Hedge (Positive exchange rate variation ↔ Negative exchange rate variation)

Financial Results

- **Interest income and financial investments :** Eletropaulo R$ 1,064 million

Financial Expenses

- **Debt charges: improvement of debt profile reduction of indexer rates in 2018 (cumulative SELIC in the year of 10% a.a. in 2017 to 6.5% a.a in 2018, IPCA of 2.95 to 3.75 and others).**

NET PROFIT
(R$ MILLION)


+402%
+863%
12,073
1,124
7,243
3,706
OTHERS
UTN Angra 3 Reversel
Transferred Discs Reversel
13,348
2,399
7,243
3,706
4Q17
-3,998
4Q18
2017
-1,726
2018

4Q18

1. Reversal of Impairment and Onerous Contract Angra III: R$ 7,243 million
2. Reversal of Negative Shareholders' Equity and contingencies of Distributors transferred of R$ 3,706 milhões
3. Reversal of contingencies for the compulsory loan of R$ 564 million

2018

1. Reversal of Impairment and Onerous Contract Angra III : R$ 7,243 milhões
2. Reversal of Negative Shareholders' Equity and contingencies of Distributors transferred of R$ 3,706 milhões
3. RBSE revenue- R$ 3,370 million
4. Provisional reversal of Taxa Pará – R$ 1.1 billion
5. Loss of R$ 1.8 billion of the distribution companies;
6. Constitution of contingencies for compulsory loan of R$ 1.3 billion


Nuclear fuel pool of Angra 2-
Eletrobras Eletronuclear

FINANCIAL DISCIPLINE

Goal	NET DEBT / ADJUSTED EBITDA	< 3,0

NET DEBT/EBITDA



23.4
23.4
23.4
22.7
20.3
18.6
17.6
19.6
26.1
6.1
5.7
4.7
4.1
3.7
3.7
3.4
3.3
3.1
dez-16
mar-17
jun-17
set-17
dez-17
mar-18
jun-18
set-18
dez-18
NET DEBT
NET DEBT/MANAGEMENT EBITDA

EBITDA (LTM)	3.8	4.0	4.9	5.5	5.5	5.0	5.2	6.0*	8.5**

* Excludes only Ceron, Eletroacre, Boa Vista and Cepisa
** Excludes Ceron, Eletroacre, Boa Vista and Cepisa, already transferred, as well as Ceal and Amazonas pro forma

R$ million

NET DEBT	12/31/2018
GROSS DEBT(1)	54,841
(-) RGR of other companies[2]	-1,950
(-) RGR of Amazonas and Ceal pro forma [3]	-1,370
(-) Purchase of Shares with the RGR resources[4]	-535
= GROSS DEBT Pro forma	50,986
(-) (Cash and Cash Equivalents + Securities)	-7,285
(-) Financing Receivable (discounted RGR from Others)[2]	-11,925
(+) Financing Receivable from RGR Amazonas and Ceal Pro forma3	+1,370
(-) Financing Receivable RGR Amazonas and Ceal Pro forma3	-1,370
(+) Financing Remaining RO (ED Alagoas and AmD) pro forma 5	+3,521
(-) Net balance of Itaipu Financial Asset	-2,157
NET DEBT	26,098

1. Due to the reclassification of Amazonas D to "Assets available for sale", the debt corresponding to the repurchased suppliers, which will be assumed by Eletrobras, was reclassified to consolidated loans and financing, impacting the Company's gross debt. According to the decision of the 170th Extraordinary Shareholders' Meeting, Eletrobras will only begin to assume these debts, with the effective transfer of control of Amazonas D;
2. Pro forma debt and receivables related to financing granted by RGR, owed by companies outside the Eletrobras group, including Ceron, Eletroacre, Boa Vista and Cepisa, were transferred, since Eletrobras is only a management company of debt.
3. Provisions were excluded from financing proceeds from RGR, owed by Amazonas and Ceal, since Eletrobras, after the transfer of these companies, will not be responsible for this debt, under the terms of item 2. RGR receivables owed by Amazonas and Ceal are not consolidated in the credits receivable and, therefore, the entry and exclusion of said credits are being excluded.
4. RGR liabilities referring to the federalization of the CEAM Distributor, incorporated by Amazonas D, and to the purchase of Celpa's shares, to be paid pursuant to Articles 21-A and 21-B of Law 12,783 / 2013;
5. Financing agreements signed, to be paid by Amazonas (R$ 1,958 million) and Ceal (R$ 1,563 million) to Eletrobras when they are transferred, including Pro Forma. Disregard other rights.

DEBT AND DEBT PROFILE
(R$ MILLION)

Average rate of 6.4% per year

Financing and Loans: R$ 54,373*



10.649
190
6.515
4.540
3.621
CDI
IPCA
TJLP
SELIC
Outros



14%
23%
63%
FOREIGN CURRENCY
NACIONAL CURRENCY
RGR



11.285
1.079
245
USD not indexed
USD with LIBOR
EURO

With debenture →

	2019	2020	2021	2022	2023	2024	Após 2024	Total
Consolidado	12,109	7,273	12,761	5,131	4,238	2,862	10.503	54,841

It does not include R$ 468 million in Debentures.

This presentation may contain estimates and projections. See Disclaimer.

INVESTMENTS ACHIEVED **IN 2018**

Nature of Investments (R$ million)	Budgetered	Realized	%
Corporate Investments			
Generation	586,104	677,370	115.57%
Transmission	1,726,514	1,059,773	61.38%
Distribution	203,102	330,838	162.89%
Maintenance - Generation	735,096	351,113	47.76%
Maintenance - Transmission	640,887	293,152	45.74%
Maintenance - Distribution	56,431	202,789	359.36%
Others*	433,690	421,670	97.23%
Subtotal	**4,381,824**	**3,336,705**	**76.15%**
Financial Investments in SPEs			
Generation	1,489,884	1,185,514	79.57%
Transmission	335,943	77,546	23.08%
Subtotal	**1,825,827**	**1,263,060**	**69.18%**
TOTAL	**6,207,651**	**4,599,765**	**74.10%**

The 2018 budget is in compliance with the Global Expenditure Plan and Decree 9.240/2018 and Law 13,587/2017

Generation
Greater realization due to Angra 3 Plant: + R$ 127 million

Distribution
Realization greater than expected due to change in sale dates, postponed to December/2018

Non-Realization of Investments
Eletrosul – Lot A:
(-) R$ 103 million due to the expiration

Eletronorte: LT Cruzeiro do Sul:
(-) R$ 158 million

(-) Efforts and Improvements Chesf at R$ 476 million

RESULTS OF ELETROBRAS COMPANIES - R$ MILLION


2017
NUCLEAR (543)
ENORTE 2,049
FURNAS 1,422
CHESF 1,044
AME GT (288)
ESUL 353
SPE -
CGTEE (1,170)
ELETROPAR 39
OP. DESCONT (4,179)
2018
NUCLEAR 515 7,243 7,758
ENORTE 2,777
FURNAS 1,071
CHESF 266
AME GT 167
ESUL 130
SPE 109
CGTEE 28
ELETROPAR 13
OP. DESCONT. (1,879)

DESTINATION OF RESULT **2018** (R$ MILLION)

Net Income for the Year and Distributable Base (Parent Company Profit)	**13,262,378**
(-) Legal Reserve (5% of Net Income)	(663,119)
(+) Realization of the revaluation reserve	22,434
(+) Shareholders Prescribed Remuneration	362
= Basis for the year	**12,622,055**
Minimum Dividend 2018 (1)	**3,155,514**
Outstanding balance for the year 2018 (2)	**9,466,541**
Minimum Dividend 2018 (25% of adjusted net profit) (1)	3,155,514
(+) Dividend Realized from unrealized profits reserve	386,375
Total Dividends Payable in 2018	**3,541,889**
(-) Preferential Dividend	**(368,868)**
(-) Ordinary Dividend	**(881,132)**
(-) Special Reserve for Retained Dividends (Article 202, paragraph5)	(2,291,889
(=) Balance after distribution	-

The balance of adjusted net income for the year (R$ 9,467 million) and the balance of retained earnings from prior years arising from IFRS 9 and 15 (R$ 2,525 million) should be allocated according to the Management Proposal for the 59th Ordinary General Meeting.


Trasmission Tower– Eletrobras Furnas

Eletrobras

BUSINESS AND MANAGEMENT MASTER PLAN PDNG 2019-2023



OPERATING EXCELLENCE
PERSONNEL



-17% people
+4.6% P cost
-33.7% pessoas
-26.4% cost P without DisCos
26,008
workers
R$ 6.5 bi
of cost
21,563
workers
R$ 6.8 bi
of cost
14,275
workers
R$ 3.7 bi
of cost
- 45%
workers
- 49%
of P cost
Variation since 2016
2016
2017
2019 estimated

MAIN MEASURES

Extraordinary Retirement Plan – PAE
2,055 adhesion

Consensual Dismissal Plan – PDC
905 adhesion
249 adhesion in **2019**

Privatization of **Celg-D**
- 1,944 employees

Privatization of
6 **Distribution Companies**
- 6,636 employees

Ceal's control was transferred to Equatorial Energia on March 18, 2019, and Amazonas was to be transferred only in April 2019. These companies had a total of 2,958 employees.

OPERATING EXCELLENCE
SUPPLIES, SERVICES AND OTHERS



5,876
of MSO cost
-17%
4,849
of MSO cost
2,900
of MSO cost
- 50.6%
of MSO
cost
Variation
since 2016
2016
2017
2019 estimated

Reduction:

- Administrative Measures to Reduce Third Party Costs and Rents;
- Distribution Companies Privatization.

Eletrobras

ELETROBRAS ORGANIZATION CHART

NUMBER of SPEs	
Current Position	172
Sold in Eletrobras' auctions 01/2018 (under transfer process)	25
To be sold	47
To be incorporated	14
To be extinguished	35
Total estimated in 2021	51



BEFORE
Eletrobras
R&D
PARTICIPATION
Eletrobras Cepel
Eletrobras Eletropar
GENERATION
GENERATION AND TRANSMISSION
DISTRIBUTION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Distribuição Acre
Eletrobras Distribuição Alagoas
Eletrobras Amazonas GT
Eletrobras Eletronorte
Eletrobras Distribuição Rondônia
Eletrobras Distribuição Roraima
Eletrobras CGTEE
Eletrobras Eletrosul
Eletrobras Distribuição Amazonas
Eletrobras Distribuição Piauí
AFTER
Eletrobras
R&D
PARTICIPATION
Eletrobras Cepel
Eletrobras Eletropar
SPEs (1) in Brazil 2 SPEs abroad
30 affiliates with minority participation
GENERATION
GENERATION AND TRANSMISSION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Furnas
Eletrobras Chesf
Eletrobras Amazonas GT
Eletrobras Eletronorte
Eletrobras CGTEE
Eletrobras Eletrosul
Eletrobras CGT Eletrosul
Under incorporation process

(1) The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company. Ceal had its transfer of control to Equatorial Energia S.A on March 18, 2019.

FUTURE PERSPECTIVES

- Continuity of the cost reduction program through **PDNG 2019-2023**;
- Retake of **Angra 3 Plant**, which will add 1.4 GW of installed capacity to the Brazilian matrix;
- **Restructuring** of Amazonas GT with Eletronorte and of CGTEE with Eletrosul;
- Continuity of **SPEs' Sale** and other assets from April on.
- Conclusion of Belo Monte Plant, with total capacity of **11,233 MW**
- 110 MW of **wind power plants** that will start operating – **Chesf**
- Filling of **reservoirs** of **Sinop** plant.


HPP Funil - Eletrobras Furnas

Investor Relations

Eletrobras

www.eletrobras.com.br/elb/ri
ombudsman-ri@eletrobras.com
+55 21 2514 6331
+55 21 2514 4637